SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                         AMERICA SERVICE GROUP INC.
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                              (Name of Issuer)

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                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

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                                02364 L 109
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                               (CUSIP Number)
          DAVID A. FREEMAN                        DAVID A. FREEMAN
 HEALTH CARE CAPITAL PARTNERS L.P.       HEALTH CARE EXECUTIVE PARTNERS L.P.
c/o FERRER FREEMAN THOMPSON & CO. LLC   c/o FERRER FREEMAN THOMPSON & CO. LLC
              THE MILL                                THE MILL
         10 GLENVILLE STREET                     10 GLENVILLE STREET
         GREENWICH, CT 06831                     GREENWICH, CT 06831
           (203) 532-8011                          (203) 532-8011

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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               June 17, 1999
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          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 02364 L 109                                     Page 2 of 6 Pages

1   NAME OF REPORTING PERSONS/S.S. OR I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Health Care Capital Partners L.P.
    TIN:  06-1458417

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           637,788

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         637,788

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    637,788

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.0%; or, if Health Care Capital Partners L.P. and Health Care Executive Partners L.P. are deemed to be a group, 15.6%

14  TYPE OF REPORTING PERSON (See Instructions)

    PN

                                SCHEDULE 13D

CUSIP No. 02364 L 109                                     Page 3 of 6 Pages

1   NAME OF REPORTING PERSONS/S.S. OR I.R.S.
    IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Health Care Executive Partners L.P.
    TIN:  06-1477466

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           26,312

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         26,312

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,312

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%; or, if Health Care Capital Partners L.P. and Health
    Care Executive Partners L.P. are deemed to be a group, 15.6%

14  TYPE OF REPORTING PERSON (See Instructions)

    PN

     This statement constitutes Amendment No. 1 to the statement on
Schedule 13D, dated January 26, 1999 (the "Schedule 13D"), previously filed by Health Care Capital Partners L.P. ("HCCP") and Health Care Executive Partners L.P. ("HCEP"), Delaware limited partnerships, in respect of the common stock, par value $.01 per share ("Common Stock"), of America Service Group Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Schedule 13D.


ITEM 4. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING PARAGRAPH TO THE END THEREOF.

     On June 17, 1999, the Issuer, HCCP and HCEP entered into an Amendment to Securities Purchase Agreement (the "Amendment"). Pursuant to the Amendment, the Issuer agreed to redeem $7.5 million aggregate principal amount of the Notes on July 2, 1999 at a redemption price in cash equal to $7,660,000, which the parties agreed is the "Redemption Price" specified in
Section 9.1 of the Securities Purchase Agreement, thereby reducing the aggregate principal amount of the Notes held by HCCP and HCEP from $15 million to $7.5 million. The Issuer also agreed that, other than the principal amount of the Notes to be redeemed pursuant to the Amendment, no other Notes shall be redeemable at the option of the Issuer unless (a) the Issuer shall have duly convened the Stockholders Meeting and (b) the Issuer shall then be permitted to defer the payment of penalty interest pursuant to section 8.3(b) of the Securities Purchase Agreement.

     The Amendment provides that, simultaneously with the payment of the Redemption Price, the Issuer shall execute and deliver an amended and restated Warrant Certificate to each of HCCP and HCEP. On July 2, 1999, the Issuer, HCCP and HCEP entered into a letter agreement, which provides that, notwithstanding such provision, the amended and restated Warrant Certificates, dated July 2, 1999, and amended and restated Notes, dated July 2, 1999, reflecting the amount redeemed shall be issued and delivered to HCCP and HCEP by the Issuer no later than July 16, 1999.

     Among others, each amended and restated Warrant Certificate amends the Warrant to provide that, upon the redemption of $7.5 million aggregate principal amount of the Notes by the Issuer, the Current Warrant Price shall be reduced to $.01 per share with respect to one-half of the warrants issued to the holder of the Warrant.

     Among others, the Amendment amends the Securities Purchase Agreement to provide that the Issuer shall have until August 31, 1999 to convene the Stockholders Meeting to permit stockholders to consider and vote upon the approval of the Stock Issuance.

     The Amendment further amends the Securities Purchase Agreement to provide that, for as long as HCCP and HCEP, their Affiliates and Affiliates of the general partner of HCCP and HCEP own the percentage of the aggregate Face Value of Preferred Stock issued under the Securities Purchase Agreement or Common Stock issuable upon conversion of such Preferred Stock specified in the table below, the Issuer shall fix and maintain the number of directors as specified in such table and shall take all necessary action to cause the appointment of the number of nominees of HCCP and HCEP specified in such table as members of the Board. If HCCP and HCEP own 25% or less of the aggregate Face Value of Preferred Stock issued under the Securities Purchase Agreement or Common Stock issuable upon conversion of such Preferred Stock, HCCP and HCEP shall not be entitled to any representation on the Board. The percentage of the aggregate Face Value of Preferred Stock issued under the Securities Purchase Agreement or Common Stock issuable upon conversion of such Preferred Stock shall be computed based on 200,000 shares of Preferred Stock, which represents the 150,000 shares of Preferred Stock issuable upon conversion of the Notes and the 50,000 shares of Preferred Stock issued under the Securities Purchase Agreement. HCCP and HCEP also agreed that their nominees shall be persons reasonably acceptable to the Issuer.


                                                     Number of HCCP's and
        Percentage of Stock       Size of Board        HCEP's Directors
        -------------------       -------------        ----------------
       Greater than or                  9                     3
       equal to 62.5%

       Less than 62.5% but              8                     2
       greater than 33 1/3%

       Less than or equal to            7                     1
       33 1/3% but greater
       than 25%


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Amendment to Securities Purchase Agreement, dated June 17, 1999, among the Issuer, HCCP and HCEP.

          Exhibit 2: Letter Agreement, dated July 2, 1999, among the Issuer, HCCP and HCEP.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 1999

                                 HEALTH CARE CAPITAL PARTNERS L.P.

                                 By: FERRER FREEMAN THOMPSON
                                     & CO. LLC, its General Partner


                                 By:  /s/ David A. Freeman
                                     --------------------------------------
                                     Name:  David A. Freeman
                                     Title: Member



                                 HEALTH CARE EXECUTIVE PARTNERS L.P.

                                 By: FERRER FREEMAN THOMPSON
                                     & CO. LLC, its General Partner


                                 By:  /s/ David A. Freeman
                                     --------------------------------------
                                     Name:  David A. Freeman
                                     Title: Member

                                                                Schedule II
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                           Joint Filing Agreement
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     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities
Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Amendment No. 1 to
Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of America Service Group Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 15th day of July, 1999.


                                 HEALTH CARE CAPITAL PARTNERS L.P.

                                 By: FERRER FREEMAN THOMPSON
                                     & CO. LLC, its General Partner


                                 By:  /s/ David A. Freeman
                                     --------------------------------------
                                     Name:  David A. Freeman
                                     Title: Member



                                 HEALTH CARE EXECUTIVE PARTNERS L.P.

                                 By: FERRER FREEMAN THOMPSON
                                     & CO. LLC, its General Partner


                                 By:  /s/ David A. Freeman
                                     --------------------------------------
                                     Name:  David A. Freeman
                                     Title: Member

                               EXHIBIT INDEX
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Exhibit No.
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1.  Amendment to Securities Purchase Agreement,
    dated June 17, 1999, among the Issuer, HCCP and HCEP.

2.  Letter Agreement, dated July 2, 1999, among the
    Issuer, HCCP and HCEP.